SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)
TERREMARK WORLDWIDE, INC.

(Name of Subject Company)
TERREMARK WORLDWIDE, INC.

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
881448203

(CUSIP Number of Class of Securities)
Adam T. Smith
Chief Legal Officer
Terremark Worldwide, Inc.
One Biscayne Tower
2 South Biscayne Boulevard, Suite 2800
Miami, Florida 33131
(305) 961-3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies of communications to:

Jaret L. Davis, Esq.	Clifford E. Neimeth, Esq.	Clifford E. Neimeth, Esq.
Greenberg Traurig, P.A.	Greenberg Traurig, LLP	Greenberg Traurig, LLP
333 Avenue of the Americas	MetLife Building	2375 East Camelback Road
Miami, Florida 33131	200 Park Avenue	Suite 700
(305) 579-0500	New York, NY 10166	Phoenix, AZ 85016
	(212) 801-9200	(602) 445-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     On February 4, 2011, Terremark Worldwide, Inc. (“Terremark”) issued a press release announcing financial results for the three and nine months ended December 31, 2010. A copy of the press release is set forth below. The press release may be deemed to be solicitation material in respect of the proposed acquisition of Terremark by Verizon Communications Inc. (“Verizon”).
     Additional Information and Where to Find It
     Verizon’s previously announced tender offer for shares of Terremark’s common stock has not yet commenced, and the press release filed herewith is not an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Verizon will cause a new subsidiary, Verizon Holdings Inc., to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Terremark stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Terremark with the SEC because they will contain important information about the proposed transaction. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents once they become available may be obtained free of charge by directing a request to Verizon at 212-395-1525. A copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Terremark by contacting Terremark’s Investor Relations at 305-860-7822 or hblankenbaker@terremark.com.
     This communication may be deemed to be solicitation material in respect of the proposed acquisition of Terremark by Verizon. In connection with the proposed acquisition, Terremark intends to file relevant materials with the SEC, including Terremark’s proxy statement in preliminary and definitive form. Terremark stockholders are strongly advised to read all relevant documents filed with the SEC, including Terremark’s definitive proxy statement, because they will contain important information about the proposed transaction. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, documents will also be available for free from Terremark by contacting Terremark’s Investor Relations at 305-860-7822 or hblankenbaker@terremark.com.
     Participants in Solicitation
     Verizon and its directors and executive officers, and Terremark and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Terremark common stock in respect of the proposed transaction. Information about the directors and executive officers of Verizon is set forth in the proxy statement for Verizon’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2010. Information about the directors and executive officers of Terremark is set forth in the proxy statement for Terremark’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on June 17, 2010. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement regarding the acquisition when it becomes available.
     Cautionary Statement Regarding Forward-Looking Statements
     Certain statements in this communication regarding the proposed transaction between Verizon and Terremark, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Verizon’s and Terremark’s future expectations, beliefs, goals or prospects constitute forward-looking statements (collectively, forward-looking statements). Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward- looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the timing for satisfying the conditions to the completion of the transaction, including the receipt of Terremark stockholder approval and the regulatory approvals required for the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Terremark’s operations into those of Verizon or that such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Terremark may be difficult; and the other factors described in Verizon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in its most recent quarterly report filed with the SEC, and Terremark’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and in its most recent quarterly report filed with the SEC. Verizon and Terremark assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

FOR IMMEDIATE RELEASE
•	Verizon Communications Inc. and Terremark Worldwide Inc. announced a definitive agreement under which Verizon will acquire Terremark for $19.00 per share in cash, or a total equity value of $1.4 billion

•	Total revenues for the quarter ended December 31, 2010 were $94.3 million, representing a 27% year-over-year increase

•	EBITDA, as adjusted, was $28.5 million for the quarter, representing a 44% year-over-year increase

•	Income from operations was $20.1 million for the nine months ended December 31, 2010

•	46 new customers were added in the quarter, bringing the total number of customers to 1,422

•	Terremark will not host an investor conference call
MIAMI — February 4, 2011 — Terremark Worldwide, Inc. (NASDAQ:TMRK), a leading global provider of managed IT infrastructure services, today reported its results for the quarter ended December 31, 2010. Terremark delivered strong growth with total revenues of $94.3 million and EBITDA, as adjusted, of $28.5 million for the quarter, representing year-over-year increases of 27% and 44%, respectively.
Q3 FY11 Financial Highlights
•	Total revenues for the quarter ended December 31, 2010 were $94.3 million, representing a 27% year-over-year increase.

•	EBITDA, as adjusted, for the quarter ended December 31, 2010 was $28.5 million, representing a 44% year-over-year increase. EBITDA, as adjusted, is defined as income (loss) from operations less depreciation, amortization, certain legal and professional costs, litigation and employment settlements, integration expenses, and share-based payments, including share-settled liabilities. EBITDA, as adjusted, should be considered in addition to, but not in lieu of, income (loss) from operations reported under U.S. Generally Accepted Accounting Principles (GAAP).

•	Income from operations was $20.1 million for the nine months ended December 31, 2010.

•	Cross connects billed to customers increased to 10,086 as of December 31, 2010 from 8,883 a year earlier, representing a 14% year-over-year increase.

•	Total colocation space utilization increased to 38.7% as of December 31, 2010 from 36.6% as of September 30, 2010. Utilization of built-out colocation space increased to 66.1% as of December 31, 2010, an increase from 62.5% as of September 30, 2010.
Q3 FY11 Business Highlights
•	Verizon Communications Inc. (NYSE, NASDAQ: VZ) and Terremark Worldwide Inc. announced a definitive agreement under which Verizon will acquire Terremark for $19.00 per share in cash, or a total equity value of $1.4 billion. Verizon plans to operate the new unit as a wholly owned subsidiary retaining the Terremark name and with Terremark’s current management team continuing to manage the company.

•	In December, Terremark was positioned by Gartner, Inc. in the leaders quadrant in the Magic Quadrant for Cloud Infrastructure as a Service and Web Hosting, 2010 report[1]. Gartner’s evaluation is based on completeness of vision and the vendor’s ability to execute.

•	Terremark increased the annualized cloud computing run rate to $37.5 million during the third quarter, a 25% increase from the previous quarter. The company continues to add large enterprises and federal government agencies to the customer base leveraging its ability to combine secure cloud computing solutions with industry-leading colocation and managed services into seamless hybrid environments that meet the needs of today’s complex IT systems.

•	Terremark had another quarter of strong bookings with $30.9 million of new annual contract value booked in the quarter ended December 31, 2010.

•	During the quarter ended December 31, 2010, Terremark added 46 new customers, for a total of 1,422 customers at the end of the period.
Business Outlook
•	For the fourth quarter of fiscal 2011, the Company expects revenues to range from $93.8 million to $96.8 million and EBITDA, as adjusted, to range from $29.3 million to $31.3 million.

•	For the full 2011 fiscal year, the company increased guidance for revenues to range from $352.0 million to $355.0 million and EBITDA, as adjusted, to range from $100.0 million to $102.0 million.

•	For the full 2012 fiscal year, the Company expects revenues between $445.0 million and $455.0 million and EBITDA, as adjusted, to range from $145.0 million to $150.0 million.
The foregoing statements regarding targets for the quarter and full year are forward-looking and actual results may differ materially. These are the Company’s targets, not predictions of actual performance.
Conference Call Information
•	Terremark will not host an investor conference call.

•	Slides related to today’s announcement will be available at www.terremark.com, under the Investor Relations link.
Additional information regarding the Company’s financial performance as of and for the three and nine months ended December 31, 2010 and 2009, and the financial performance as of and for the three months ended September 30, 2010 can be found on the attached balance sheet and statement of operations and in the Company’s Quarterly Report on Form 10-Q.

[1]	“Magic Quadrant for Cloud Infrastructure as a Service and Web, 2010”, Lydia Leong & Ted Chamberlin, December 22, 2010
About Terremark Worldwide, Inc.
Terremark Worldwide (NASDAQ:TMRK) is a leading global provider of IT infrastructure services delivered on the industry’s most robust and advanced technology platform. Leveraging data centers in the United States, Europe and Latin America with access to massive and diverse network connectivity, Terremark delivers government and enterprise customers a comprehensive suite of managed solutions including managed hosting, colocation, disaster recovery, security, data storage and cloud computing services. Terremark’s Enterprise Cloud computing architecture delivers the agility, scale and economic benefits of cloud computing to mission-critical enterprise and Web 2.0 applications and its DigitalOps® service platform combines end-to-end systems management workflow with a comprehensive customer portal. More information about Terremark Worldwide can be found at http://www.terremark.com.

Statements contained in this press release may constitute forward-looking statements. Terremark’s actual results may differ materially from those set forth in the forward-looking statements due to a number of risks, including uncertainties inherent in government contracting, its ability to cross-sell across an acquired customer base, ability to increase revenue yields within facilities, ability to refinance existing debt, uncertainties and other factors, as discussed in Terremark’s filings with the SEC. These factors include, without limitation, Terremark’s ability to obtain funding for its business plans, uncertainty in the demand for Terremark’s services or products, Terremark’s ability to manage its growth, and the successful integration of operations of acquired companies. Terremark does not assume any obligation to update these forward-looking statements.
# # #
Non-GAAP Financial Measures
Terremark continues to provide all information required in accordance with U.S. Generally Accepted Accounting Principles (GAAP), but it believes that evaluating its ongoing operating results may be difficult if limited to reviewing only GAAP financial measures. Accordingly, Terremark uses non-GAAP financial measures, such as EBITDA, as adjusted. In presenting these non-GAAP financial measures, Terremark excludes certain items that it believes are not good indicators of the Company’s current or future operating performance. These items are depreciation, amortization, certain legal and professional costs, litigation and employment settlements, integration expenses, and share-based payments, including share-settled liabilities. Bookings represent contracted revenue to be deployed in current or future periods. Bookings are calculated based on the annualized value of monthly recurring revenues plus project-type revenue.
Terremark intends to calculate the various non-GAAP financial measures in future periods on a basis consistent with its calculation of those measures for the three and nine months ended December 31, 2010 and 2009 and the three months ended September 30, 2010, presented within this press release.
CONTACT:
Media Relations
Terremark Worldwide, Inc.
Xavier Gonzalez
305-961-3134
xgonzalez@terremark.com
Investor Relations
Terremark Worldwide, Inc.
Hunter Blankenbaker
305-961-3109
hblankenbaker@terremark.com

Terremark Worldwide, Inc.
Condensed Consolidated Balance Sheets
(in thousands)
(unaudited)

	December 31,	September 30,	December 31,
	2010	2010	2009
Assets

Current assets:
Cash and cash equivalents	$68,881	$47,661	$59,560
Accounts receivable, net	61,574	52,945	41,885
Prepaid expenses and other current assets	15,364	14,712	13,234

Total current assets	145,819	115,318	114,679

Property and equipment, net	482,135	476,116	376,994
Debt issuance costs, net	5,546	4,926	3,369
Other assets	17,198	15,592	17,798
Intangibles, net	10,348	10,805	12,236
Goodwill	96,112	96,112	95,946

Total assets	$757,158	$718,869	$621,022

Liabilities and Stockholder’s Equity

Current liabilities:
Current portion of capital lease obligations	$8,391	$7,208	$4,212
Accounts payable and other current liabilities	63,226	83,759	62,557
Interest payable	3,401	17,576	3,247

Total current liabilities	75,018	108,543	70,016
Secured loans	518,533	444,952	388,207
Convertible debt	57,192	57,192	57,192
Deferred rent and other liabilities	41,360	29,374	17,514
Deferred revenue	8,959	9,040	8,424

Total liabilities	701,062	649,101	541,353

Commitments and contingencies	—	—	—

Stockholders’ equity:
Series I convertible preferred stock	—	—	—
Common stock	67	66	65
Common stock warrants	8,901	8,901	8,901
Additional paid-in capital	465,622	463,567	454,364
Accumulated deficit	(417,524)	(402,681)	(383,486)
Accumulated other comprehensive loss	(970)	(85)	(175)

Total stockholders’ equity	56,096	69,768	79,669

Total liabilities and stockholders’ equity	$757,158	$718,869	$621,022

Terremark Worldwide, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	For the Three Months Ended
	December 31,	September 30,	December 31,
	2010	2010	2009
Revenues	$94,275	$84,874	$74,272

Expenses:
Cost of revenues, excluding depreciation and amortization	48,102	44,101	41,880
General and administrative	12,201	11,177	8,807
Sales and marketing	10,266	10,340	7,197
Depreciation and amortization	14,586	12,914	9,708

Total operating expenses	85,155	78,532	67,592

Income from operations	9,120	6,342	6,680

Other (expenses) income:
Interest expense	(16,861)	(14,428)	(13,656)
Change in fair value of derivatives	(6,525)	149	(367)
Interest income	137	140	85
Other	73	835	59

Total other expenses	(23,176)	(13,304)	(13,879)

Loss before income taxes	(14,056)	(6,962)	(7,199)
Income tax expense	(787)	(784)	(879)

Net loss	(14,843)	(7,746)	(8,078)
Preferred dividend	(161)	(234)	(234)

Net loss attributable to common stockholders	$(15,004)	$(7,980)	$(8,312)

Net loss per common share:
Basic and diluted	$(0.23)	$(0.12)	$(0.13)

Weighted average common shares outstanding — basic and diluted	66,520	65,725	64,803

Reconciliation of Income from Operations to EBITDA, as adjusted:
Income from operations	9,120	6,342	6,680
Depreciation and amortization	14,586	12,914	9,708
Share-based payments, including share-settled liabilities	4,082	3,572	2,307
Certain legal and professional costs	10	118	801
Integration expenses	727	—	—
Litigation and employment settlements	—	—	278

EBITDA, as adjusted	$28,525	$22,946	$19,774

Calculation of Gross Profit Margin:
Revenues	94,275	84,874	74,272
Less:
Cost of revenues, excluding depreciation and amortization	48,102	44,101	41,880

Gross profit	$46,173	$40,773	$32,392

Gross Profit Margin as a % of Revenue	49%	48%	44%

Terremark Worldwide, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	For the Nine Months Ended
	December 31,	December 31,
	2010	2009
Revenues	$258,196	$209,836

Expenses:
Cost of revenues, excluding depreciation and amortization	135,848	118,362
General and administrative	33,893	25,522
Sales and marketing	29,173	19,572
Depreciation and amortization	39,189	27,474

Total operating expenses	238,103	190,930

Income from operations	20,093	18,906

Other (expenses) income:
Interest expense	(45,508)	(36,649)
Loss on early extinguishment of debt	—	(10,275)
Change in fair value of derivatives	(6,351)	(1,806)
Interest income	384	297
Other	595	814

Total other expenses	(50,880)	(47,619)

Loss before income taxes	(30,787)	(28,713)
Income tax expense	(2,070)	(1,779)

Net loss	(32,857)	(30,492)
Preferred dividend	(628)	(703)

Net loss attributable to common stockholders	$(33,485)	$(31,195)

Net loss per common share:
Basic and diluted	$(0.51)	$(0.49)

Weighted average common shares outstanding — basic and diluted	65,818	63,636

Reconciliation of Income from Operations to EBITDA, as adjusted:
Income from operations	20,093	18,906
Depreciation and amortization	39,189	27,474
Share-based payments, including share-settled liabilities	10,393	6,455
Certain legal and professional costs	314	1,194
Integration expenses	727	—
Litigation and employment settlements	—	420

EBITDA, as adjusted	$70,716	$54,449

Calculation of Gross Profit Margin:
Revenues	258,196	209,836
Less:
Cost of revenues, excluding depreciation and amortization	135,848	118,362

Gross profit	$122,348	$91,474

Gross Profit Margin as a % of Revenue	47%	44%